UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

Date: March 24, 2020

2

Exhibit Index

Exhibit No.	Description.

Exhibit 99.1	Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED PRELIMINARY

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2019

SHANGHAI, March 25, 2020 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited preliminary1 financial results for the fourth quarter of 2019 and the full year ended December 31, 2019.

FULL YEAR 2019 FINANCIAL HIGHLIGHTS

•                  Net revenues in the full year 2019 were RMB3,391.8 million (US$487.2 million), a 3.1% increase from the full year 2018.

(RMB millions, except percentages)	FY 2018	FY 2019	YoY Change
Wealth management	2,306.0	2,319.3	0.6%
Asset management	748.5	783.5	4.7%
Lending and other businesses	235.1	289.0	22.9%
Total net revenues	3,289.6	3,391.8	3.1%

•                  Income from operations in the full year 2019 was RMB915.0 million (US$131.4 million), a 1.2% decrease from the full year 2018.

(RMB millions, except percentages)	FY 2018	FY 2019	YoY Change
Wealth management	607.2	437.8	(27.9%)
Asset management	353.2	391.3	10.8%
Lending and other businesses	(33.9)	85.9	N.A.
Total income from operations	926.5	915.0	(1.2%)

•                  Net income attributable to Noah shareholders in the full year 2019 was RMB829.2 million (US$119.1 million), a 2.2% increase from the full year 2018.

•                 Non-GAAP2 net income attributable to Noah shareholders in the full year 2019 was RMB1,038.2 million (US$149.1 million), a 2.7% increase from the full year 2018.

1  As of the date hereof, the Company is still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager.  Any changes in the fair value of those investments could affect the income from equity in affiliates, net income, net income attributable to Noah shareholders, income per ADS and the balance of investments in affiliates in Noah’s consolidated financial statements. If there will be any fair value adjustments associated with the above, which have not been included in these unaudited preliminary financial results in this press release, the Company will include such adjustments in the audited consolidated financial statements in its Form 20-F for the fiscal year 2019 and subsequent reporting if necessary.

2  Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

FOURTH QUARTER 2019 FINANCIAL HIGHLIGHTS

•                  Net revenues for the fourth quarter of 2019 were RMB788.3 million (US$113.2 million), a 4.1% decrease from the corresponding period in 2018.

(RMB millions, except percentages)	Q4 2018	Q4 2019	YoY Change
Wealth management	578.5	527.9	(8.7%)
Asset management	160.2	204.1	27.4%
Lending and other businesses	83.4	56.3	(32.5%)
Total net revenues	822.1	788.3	(4.1%)

•                  Income from operations for the fourth quarter of 2019 was RMB126.3 million (US$18.1 million), a 20.9% decrease from the corresponding period in 2018.

(RMB millions, except percentages)	Q4 2018	Q4 2019	YoY Change
Wealth management	118.4	34.8	(70.6%)
Asset management	41.3	91.0	120.3%
Lending and other businesses	0.0	0.5	N.A.
Total income from operations	159.7	126.3	(20.9%)

•                  Net income attributable to Noah shareholders for the fourth quarter of 2019 was RMB102.8 million (US$14.8 million), a 34.0% decrease from the corresponding period in 2018.

•                  Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2019 was RMB116.5 million (US$16.7 million), a 47.8% decrease from the corresponding period in 2018.

FOURTH QUARTER AND FULL YEAR 2019 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides value-added services to high net worth clients in China and overseas. Noah primarily distributes private equity, public securities, credit and insurance products denominated in RMB and other currencies.

•                  Total number of registered clients as of December 31, 2019 was 293,760, a 12.9% increase from December 31, 2018.

•                  Total number of active clients3 during the fourth quarter of 2019 was 4,512, a 4.3% decrease from the corresponding period in 2018. Total number of active clients during the full year 2019 was 14,538, a 6.7% increase from the full year 2018.

•                  Aggregate value of financial products distributed during the fourth quarter of 2019 was RMB13.2 billion (US$1.9 billion), a 47.7% decrease from the corresponding period in 2018, due to the fact that the Company is adjusting its product strategy and thus no longer offering single-counterparty credit products to clients since the last quarter.

3   “Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period.

	Three months ended December 31,
Product type	2018		2019
	(RMB in billions, except percentages)
Credit products	20.2	80.3%	1.0	7.2%
Private equity products	3.0	11.9%	1.8	13.8%
Public securities products	1.5	5.7%	9.7	73.7%
Other products	0.5	2.1%	0.7	5.3%
All products	25.2	100.0%	13.2	100.0%

•                  Aggregate value of financial products distributed during the full year 2019 was RMB78.5 billion (US$11.3 billion), a 28.6% decrease from the full year 2018, due to a significant decrease of single-counterparty credit product distributed in 2019.

	Twelve months ended December 31,
Product type	2018		2019
	(RMB in billions, except percentages)
Credit products	75.5	68.6%	34.3	43.7%
Private equity products	18.9	17.1%	14.3	18.2%
Public securities products	13.6	12.4%	26.4	33.6%
Other products	2.0	1.9%	3.5	4.5%
All products	110.0	100.0%	78.5	100.0%

•                  Average transaction value per active client4 for the fourth quarter of 2019 was RMB2.9 million (US$0.4 million), a 45.3% decrease from the corresponding period in 2018. Average transaction value per active client  for the full year 2019 was RMB5.4 million (US$0.8 million), a 33.1% decrease from the full year 2018.

•                  Coverage network in mainland China included 292 service centers covering 82 cities as of December 31, 2019, compared with 307 service centers covering 81 cities as of September 30, 2019, and 313 service centers covering 83 cities as of December 31, 2018. The change in service centers is primarily a result of consolidation of duplicate service centers in order to optimize costs and expenses.

•                  Number of relationship managers was 1,288 as of December 31, 2019, a 5.8% decrease from September 30, 2019, and an 18.6% decrease from December 31, 2018, primarily as a result of the Company’s efforts to streamline operational human resources. The turnover rate of core “elite” relationship managers was 4.1%, compared with 4.6% in the year of 2018.

Asset Management Business

The Company’s asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), is a leading alternative multi-asset manager in China with overseas offices in Hong Kong, United States and Canada. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities, credit to multi-strategy investments denominated in Renminbi and other currencies.

4   “Average transaction value per active client” refers to the average value of financial products that were purchased by active clients during the period specified.

•                  Total assets under management as of December 31, 2019 were RMB170.2 billion (US$24.5 billion), a 3.6% decrease from September 30, 2019 due to the voluntary accelerated repayments of certain credit products and a 0.6% increase from December 31, 2018.

Investment type	As of September 30, 2019		Growth	Distribution/ Redemption	As of December 31, 2019
	(RMB billions, except percentages)
Private equity	105.9	60.0%	1.7	2.7	104.9	61.6%
Credit	33.4	19.0%	—	3.8	29.6	17.4%
Real estate	18.7	10.6%	1.9	3.0	17.6	10.3%
Public securities[5]	9.6	5.4%	0.7	1.0	9.3	5.5%
Multi-strategies	8.9	5.0%	1.1	1.2	8.8	5.2%
All Investments	176.5	100.0%	5.4	11.7	170.2	100.0%

Investment type	As of December 31, 2018		Growth	Distribution/ Redemption	As of December 31, 2019
	(RMB billions, except percentages)
Private equity	100.2	59.2%	10.3	5.6	104.9	61.6%
Credit	39.4	23.3%	10.2	20.0	29.6	17.4%
Real estate	16.7	9.9%	7.2	6.3	17.6	10.3%
Public securities	6.2	3.6%	5.5	2.4	9.3	5.5%
Multi-strategies	6.7	4.0%	3.4	1.3	8.8	5.2%
All Investments	169.2	100.0%	36.6	35.6	170.2	100.0%

Lending and Other Businesses

The Company’s lending business utilizes an advanced risk-management system to assess and facilitate short-term loans to high quality borrowers, often secured with collateral. The total amount of loans originated during the fourth quarter of 2019 was RMB0.2 billion, compared with RMB4.2 billion in the corresponding period of 2018 as the Company reduced loan origination in response to market changes.

Mr. Yi Zhao, Group President of Noah, said, “The past year we experienced external pressures from economic downturn, turbulent situation in Hong Kong, Sino-US trade tensions and a changing financial regulatory landscape in China, and we have been proactively seeking paradigm transformation to meet our client’s changing demand. From the third quarter, we ceased the offering of single-counterparty non-standardized credit products. I am encouraged by the robust momentum in our transition to offering more standardized products, and the healthy growth in the volume of our public securities transactions. We are happy to report the strong full year results, that the Group reached our Non-GAAP net income attributable to shareholders guidance of RMB1 billion to RMB1.1 billion, and a Non-GAAP net margin of 30.6%, which demonstrate our strong capability and sustainability. Noah is well placed in China’s wealth management and asset management industry, in response to the COVID-19 outbreak. We will continue our paradigm transformation in 2020, and further invest in our IT infrastructure to enhance user experience in providing diversified products and value-added services to high-net-worth clients in China and overseas.”

FOURTH QUARTER 2019 FINANCIAL RESULTS

Net Revenues

5   The distribution/redemption of public securities also includes market appreciation or depreciation.

Net revenues for the fourth quarter of 2019 were RMB788.3 million (US$113.2 million), a 4.1% decrease from the corresponding period in 2018, primarily driven by decreased one-time commissions and other service fees, and partially offset by increased recurring service fees and performance-based income.

•                  Wealth Management Business

•                 Net revenues from one-time commissions for the fourth quarter of 2019 were RMB158.3 million (US$22.7 million), a 34.3% decrease from the corresponding period in 2018 due to a decrease in single-counterparty credit products distributed in fourth quarter of 2019.

•                 Net revenues from recurring service fees for the fourth quarter of 2019 were RMB306.4 million (US$44.0 million), a 2.9% increase from the corresponding period in 2018. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed as well as more redemption of credit products.

•                 Net revenues from performance-based income for the fourth quarter of 2019 were RMB15.8 million (US$2.3 million), compared with RMB0.1 million from the corresponding period of 2018, primarily due to an increase in performance-based income from public securities products as a result of a bullish A shares market this quarter.

•                 Net revenues from other service fees for the fourth quarter of 2019 were RMB47.4 million (US$6.8 million), a 19.7% increase from the corresponding period in 2018, primarily due to the growth of various value-added services Noah offers to its high net worth clients.

•                  Asset Management Business

•                 Net revenues from recurring service fees for the fourth quarter of 2019 were RMB159.7 million (US$22.9 million), an 8.0% increase from the corresponding period in 2018. The increase was primarily due to the increase in assets under management.

•                 Net revenues from performance-based income for the fourth quarter of 2019 were RMB41.8 million (US$6.0 million), a 286.2% increase from the corresponding period in 2018, primarily due to an increase in performance-based income from certain real estate funds.

•                  Lending and Other Businesses

•                 Net revenues for the fourth quarter of 2019 were RMB56.3 million (US$8.1 million), a 32.5% decrease from the corresponding period in 2018, due to reduced loan origination in 2019.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2019 were RMB662.1 million (US$95.1 million), a 0.1% decrease from the corresponding period in 2018. Operating costs and expenses primarily consisted of compensation and benefits of RMB374.1 million (US$53.7 million), selling expenses of RMB77.7 million (US$11.2 million), general and administrative expenses of RMB180.0 million (US$25.9 million) and other operating expenses of RMB42.1 million (US$6.0 million).

•                      Operating costs and expenses for the wealth management business for the fourth quarter of 2019 were RMB493.1 million (US$70.8 million), a 7.2% increase from the corresponding period in 2018, primarily due to an increase in allowance for doubtful accounts.

•                      Operating costs and expenses for the asset management business for the fourth quarter of 2019 were RMB113.1 million (US$16.3 million), a 4.8% decrease from the corresponding period in 2018, primarily due to a decrease in compensation and benefits.

•                      Operating costs and expenses for the lending and other businesses for the fourth quarter of 2019 were RMB55.8 million (US$8.0 million), a 33.1% decrease from the corresponding period in 2018, primarily due to a decrease in compensation and benefits as employees structure under non-lending businesses was optimized in 2019.

Operating Margin

Operating margin for the fourth quarter of 2019 was 16.0%, compared with 19.4% for the corresponding period in 2018.

•                      Operating margin for the wealth management business for the fourth quarter of 2019 was 6.6%, compared with 20.5% for the corresponding period in 2018, due to increase of allowance for doubtful accounts.

•                      Operating margin for the asset management business for the fourth quarter of 2019 was 44.6%, compared with 25.8% for the corresponding period in 2018 due to increased recurring service fee as well as more effective expense control.

•                      Income for the lending and other businesses for the fourth quarter of 2019 was RMB0.5 million (US$0.1 million), compared with break-even in the corresponding period of 2018.

Investment Income

Investment Loss for the fourth quarter of 2019 was RMB17.7 million (US$2.5 million), compared with investment income of RMB6.5 million for the corresponding period in 2018. The loss was primarily due to changes in fair value of equity securities and other investments.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2019 were RMB28.2 million (US$4.0 million), a 3.5% decrease from the corresponding period in 2018, primarily due to lower taxable income.

Income from Equity in Affiliates

Income from equity in affiliates for the fourth quarter of 2019 was RMB14.9 million (US$2.1 million), compared with RMB2.5 million in the corresponding period in 2018. We are still reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager. Although we do not anticipate material variance barring unexpected fluctuations in the portfolio companies’ performance, any potential changes in fair value of those investments could affect the income from equity in affiliates.

Net Income

•                  Net Income

•                      Net income for the fourth quarter of 2019 was RMB117.9 million (US$16.9 million), a 22.1% decrease from the corresponding period in 2018.

•                      Net margin for the fourth quarter of 2019 was 15.0%, down from 18.4% for the corresponding period in 2018.

•                      Net income attributable to Noah shareholders for the fourth quarter of 2019 was RMB102.8 million (US$14.8 million), a 34.0% decrease from the corresponding period in 2018.

•                      Net margin attributable to Noah shareholders for the fourth quarter of 2019 was 13.0%, down from 18.9% for the corresponding period in 2018.

•                      Net income attributable to Noah shareholders per basic and diluted ADS for the fourth quarter of 2019 was RMB1.67 (US$0.24) and RMB1.66 (US$0.24), respectively, compared with RMB2.61 and RMB2.54 respectively, for the corresponding period in 2018.

•                  Non-GAAP Net Income Attributable to Noah Shareholders

•                      Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2019 was RMB116.5 million (US$16.7 million), a 47.8% decrease from the corresponding period in 2018.

•                      Non-GAAP net margin attributable to Noah shareholders for the fourth quarter of 2019 was 14.8%, down from 27.1% for the corresponding period in 2018.

•                      Non-GAAP net income attributable to Noah shareholders per diluted ADS for the fourth quarter of 2019 was RMB1.88 (US$0.27), down from RMB3.64 for the corresponding period in 2018.

FULL YEAR 2019 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2019 were RMB3,391.8 million (US$487.2 million), a 3.1% increase from the full year 2018, primarily due to increases in recurring service fees and other service fees and partially offset by the decrease in one-time commissions.

•                  Wealth Management Business

•                 Net revenues from one-time commissions for 2019 were RMB923.8 million (US$132.7 million), a 9.3% decrease from 2018, primarily due to the product transformations in the second half of the year that led to a drop in single-counterparty credit products offerings.

•                 Net revenues from recurring service fees for 2019 were RMB1,150.2 million (US$165.2 million), a 1.8% increase from 2018. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

•                 Net revenues from performance-based income for 2019 were RMB23.3 million (US$3.4 million), a 47.1% decrease from 2018, primarily due to a decrease in performance-based income from public securities products.

•                 Net revenues from other service fees for 2019 were RMB221.9 million (US$31.9 million), a 96.4% increase from 2018, primarily due to the growth of various value-added services Noah offers to its high net worth clients.

•                  Asset Management Business

•                 Net revenues from recurring service fees for 2019 were RMB686.5 million (US$98.6 million), a 7.6% increase from 2018. The increase was primarily due to the increase in assets under management and service fees income generated from voluntary accelerated repayments of certain credit products in 2019.

•                 Net revenues from performance-based income for 2019 were RMB89.2 million (US$12.8 million), a 9.8% decrease from 2018, primarily due to a decrease in performance-based income from public securities products.

•                  Lending and Other Businesses

•                 Net revenues for 2019 were RMB289.0 million (US$41.5 million), a 22.9% increase from 2018.

Operating costs and expenses

Operating costs and expenses for 2019 were RMB2,476.8 million (US$355.8 million), a 4.8% increase from the full year 2018. Operating costs and expenses for the full year 2019 primarily consisted of compensation and benefits of RMB1,610.8 million (US$231.4 million), selling expenses of RMB331.3 million (US$47.6 million), general and administrative expenses of RMB427.2 million (US$61.4 million) and other operating expenses of RMB196.8 million (US$28.3 million).

•                 Operating costs and expenses for the wealth management business for 2019 were RMB1,881.5 million (US$270.3 million), a 10.8% increase from 2018, primarily due to an increase in compensation and benefits as well as general and administrative expenses.

•                 Operating costs and expenses for the asset management business for 2019 were RMB392.3 million (US$56.3 million), a 0.8% decrease from 2018, primarily due to a decrease in general and administrative expenses.

•                 Operating costs and expenses for the lending and other businesses for 2019 were RMB203.0 million (US$29.2 million), a 24.5% decrease from 2018, primarily due to a decrease in compensation and benefits as employees structure under non-lending businesses was optimized since the beginning of 2019.

Operating Margin

Operating margin for the full year 2019 was 27.0%, compared to 28.2% for the full year 2018.

•                      Operating margin for the wealth management business for 2019 was 18.9%, compared to 26.3% for 2018, mainly due to increased legal expenses related to the Camsing case as well as a greater allowance for doubtful accounts.

•                      Operating margin for the asset management business for 2019 was 49.9%, compared to 47.2% for 2018.

•                      Operating margin for the lending and other business for 2019 was 29.7%, compared to a loss of RMB33.9 million for 2018.

Investment Income

Investment loss for the full year 2019 was RMB28.6 million (US$4.1 million), compared with investment income of RMB49.1 million for the full year 2018. The investment loss was primarily due to changes in fair value of equity securities.

Income Tax Expenses

Income tax expenses for the full year 2019 were RMB220.0 million (US$31.6 million), a 1.0% decrease from the full year 2018.

Net Income

•                  Net Income

•                      Net income for the full year 2019 was RMB863.8 million (US$124.1 million), a 7.5% increase from the corresponding period in 2018.

•                      Net margin for the full year 2019 was 25.5%, up from 24.4% for the full year 2018.

•                      Net income attributable to Noah shareholders for the full year 2019 was RMB829.2 million (US$119.1 million), a 2.2% increase from the full year 2018.

•                      Net margin attributable to Noah shareholders for the full year 2019 was 24.4%, down from 24.7% for the full year 2018.

•                      Net income attributable to Noah shareholders per basic and diluted ADS for the full year 2019 was RMB13.56 (US$1.95) and RMB13.42 (US$1.93), respectively, compared with RMB13.85 and RMB13.33 respectively, for the full year 2018.

•                  Non-GAAP Net Income Attributable to Noah Shareholders

•                      Non-GAAP net income attributable to Noah shareholders for the full year 2019 was RMB1,038.2 million (US$149.1 million), a 2.7% increase from the full year 2018.

•                      Non-GAAP net margin attributable to Noah shareholders for the full year 2019 was 30.6%, unchanged from the full year of 2018.

•                      Non-GAAP net income attributable to Noah shareholders per diluted ADS for the full year 2019 was RMB16.80 (US$2.41), up from RMB16.58 for the full year 2018.

BALANCE SHEET AND CASH FLOW

As of December 31, 2019, the Company had RMB4,387.3 million (US$630.2 million) in cash and cash equivalents, compared with RMB2,704.1 million as of December 31, 2018 and RMB3,669.2 million as of September 30, 2019.

Net cash inflow from the Company’s operating activities during the fourth quarter of 2019 was RMB838.6 million (US$120.5 million), compared to net cash inflow of RMB511.3 million in the corresponding period in 2018. The increase was mainly due to changes in working capital. Net cash inflow from the Company’s operating activities during the full year 2019 was RMB1,284.3 million (US$184.5 million), compared to RMB1,029.4 million during the full year 2018, driven by profit earned from business operations and enhanced collection of accounts receivables.

Net cash outflow from the Company’s investing activities during the fourth quarter of 2019 was RMB179.9 million (US$25.8 million), compared to net cash outflow of RMB188.4 million in the corresponding period in 2018. Net cash outflow from the Company’s investing activities during the full year 2019 was RMB178.1 million (US$25.6 million), compared to net cash outflow of RMB395.7 million during the full year 2018, due to fewer investments made in 2019.

Net cash inflow from the Company’s financing activities was RMB136.3 million (US$19.6 million) in the fourth quarter of 2019, compared to net cash inflow of RMB7.5 million in the corresponding period in 2018,  primarily due to the capital contribution by non-controlling shareholders of a consolidated subsidiary. Net cash inflow from the Company’s financing activities during the full year 2019 was RMB543.3 million (US$78.0 million), compared to RMB109.8 million cash inflow during the full year 2018. The cash inflow for 2019 was mainly due to the proceeds related to contribution of non-controlling interest.

NOTE TO FINANCIAL INFORMATION

As of the date of this press release, we are still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager.  Any changes in the fair value of those investments could affect the income from equity in affiliates, net income, net income attributable to Noah shareholders, income per ADS and the balance of investments in affiliates in our consolidated financial statements. While not included in the unaudited preliminary fourth quarter 2019 financial results in this press release, we will include any such fair value adjustments in the audited consolidated financial statements in our 2019 Form 20-F and will make a subsequent announcement when our review conclude, as appropriate.

2020 FORECAST

The global outbreak of a novel strain of coronavirus (COVID-19) has notably slowed down the global economy. Despite the fact that various travel bans in China and cross border have put heavy constraints on the Company’s face-to-face interactions with clients, the Company is excited to see a strong momentum in the transaction value of standardized products being offered. Hence, the Company remains reasonably optimistic about the recovery or even a moderate growth in its total transaction value in 2020 compared to 2019. In the meantime, as part of its overall transformation strategy, the Company has decided to further increase its investment in IT infrastructure and online platform development. This will primarily consist of the major upgrades of the Smiling Fund APP, the construction of the global version of Smiling Fund APP and the creation of a new SaaS system for institutional channels. The Company expects to spend around 3-5% of its total net revenue in such investment in 2020. Given the above considerations, the non-GAAP net income attributable to Noah shareholders for the full year 2020 will be in the range of RMB800 million to RMB900 million. This forecast reflects management’s current business outlook and is subject to further change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s fourth quarter and full year 2019 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details

Date/Time:	Tuesday, March 24, 2020 at 8:00 p.m., U.S. Eastern Time Wednesday, March 25, 2020 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1 866-311-7654
- Mainland China Toll Free	4001-201-203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-5227
Conference Title:	Noah Holdings Fourth Quarter 2019 Earnings Call
Participant Password:	Noah Holdings Limited

A telephone replay will be available starting approximately one hour after the end of the conference call until March 31, 2020 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10139594.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahgroup.com.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity investments (unrealized), adjustment for sale of equity securities and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the full year 2019, Noah distributed RMB78.5 billion (US$11.3 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB170.2 billion (US$24.5 billion) as of December 31, 2019.

Noah’s wealth management business primarily distributes diversified financial products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,288 relationship managers across 292 service centers in 82 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 293,760 registered clients as of December 31, 2019. As a leading alternative multi-asset manager in China, Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities, credit to multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the fourth quarter of 2019 and full year ended December 31, 2019 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.9618 to US$1.00, the effective noon buying rate for December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2020 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with financial products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited
Sonia Han
Tel: +86-21-8035-9221
ir@noahgroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

		As of
	September 30,	December 31,	December 31,
	2019	2019	2019
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	3,669,150	4,387,345	630,203
Restricted cash	2,500	6,589	946
Short-term investments	557,130	671,259	96,420
Accounts receivable, net	287,818	219,566	31,539
Loans receivable, net	541,703	688,970	98,964
Amounts due from related parties	666,584	548,704	78,816
Loans receivable from factoring business, net	60,000	—	—
Other current assets	298,403	243,701	35,004
Total current assets	6,083,288	6,766,134	971,892

Long-term investments, net	930,055	881,091	126,561
Investment in affiliates	1,289,296	1,272,261	182,749
Property and equipment, net	307,680	296,320	42,564
Operating lease right-of-use assets, net	367,873	352,186	50,588
Deferred tax assets	126,914	167,430	24,050
Other non-current assets	79,654	67,182	9,651
Total Assets	9,184,760	9,802,604	1,408,055

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	432,800	555,719	79,824
Income tax payable	96,668	126,743	18,205
Deferred revenues	192,614	100,693	14,464
Other current liabilities	333,132	721,898	103,694
Total current liabilities	1,055,214	1,505,053	216,187
Operating lease liabilities, non-current	370,845	362,757	52,107
Deferred tax liabilities	65,314	56,401	8,101
Other non-current liabilities	11,952	3,433	493
Total Liabilities	1,503,325	1,927,644	276,888
Equity	7,681,435	7,874,960	1,131,167
Total Liabilities and Equity	9,184,760	9,802,604	1,408,055

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2018	2019	2019	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others:
One-time commissions	173,814	150,494	21,617	(13.4%)
Recurring service fees	142,435	125,851	18,077	(11.6%)
Performance-based income	147	15,909	2,285	10,722.4%
Other service fees	126,212	105,691	15,182	(16.3%)
Total revenues from others	442,608	397,945	57,161	(10.1%)
Revenues from funds Gopher manages:
One-time commissions	69,098	10,659	1,531	(84.6%)
Recurring service fees	305,937	342,658	49,220	12.0%
Performance-based income	10,861	41,981	6,030	286.5%
Total revenues from funds Gopher manages	385,896	395,298	56,781	2.4%
Total revenues	828,504	793,243	113,942	(4.3%)
Less: VAT related surcharges	(6,401)	(4,900)	(704)	(23.4%)
Net revenues	822,103	788,343	113,238	(4.1%)
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(162,638)	(133,306)	(19,148)	(18.0%)
Others	(265,477)	(240,808)	(34,590)	(9.3%)
Total compensation and benefits	(428,115)	(374,114)	(53,738)	(12.6%)
Selling expenses	(104,765)	(77,741)	(11,167)	(25.8%)
General and administrative expenses	(94,938)	(180,012)	(25,857)	89.6%
Other operating expenses	(51,710)	(42,064)	(6,042)	(18.7%)
Government grants	17,145	11,862	1,704	(30.8%)
Total operating costs and expenses	(662,383)	(662,069)	(95,100)	(0.1%)
Income from operations	159,720	126,274	18,138	(20.9%)
Other income (expense):
Interest income	14,104	22,977	3,300	62.9%
Interest expenses	(1,002)	—	—	N.A.
Investment income (loss)	6,547	(17,725)	(2,546)	N.A.
Other expense	(1,326)	(308)	(44)	(76.8%)
Total other income (expense)	18,323	4,944	710	(73.0%)
Income before taxes and income from equity in affiliates	178,043	131,218	18,848	(26.3%)
Income tax expense	(29,203)	(28,174)	(4,047)	(3.5%)
Income from equity in affiliates	2,526	14,883	2,138	489.2%
Net income	151,366	117,927	16,939	(22.1%)
Less: net (loss) income attributable to non-controlling interests	(4,273)	15,134	2,174	N.A.
Net income attributable to Noah shareholders	155,639	102,793	14,765	(34.0%)

Income per ADS, basic	2.61	1.67	0.24	(36.0%)
Income per ADS, diluted	2.54	1.66	0.24	(34.6%)
Margin analysis:
Operating margin	19.4%	16.0%	16.0%
Net margin	18.4%	15.0%	15.0%
Weighted average ADS equivalent[1]:
Basic	59,676,698	61,532,722	61,532,722
Diluted	61,590,911	61,900,487	61,900,487
ADS equivalent outstanding at end of period	60,129,547	61,599,313	61,599,313

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2018	2019	2019	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others:
One-time commissions	733,009	690,860	99,236	(5.8%)
Recurring service fees	593,856	524,692	75,367	(11.6%)
Performance-based income	43,101	23,437	3,367	(45.6%)
Other service fees	361,886	522,958	75,118	44.5%
Total revenues from others	1,731,852	1,761,947	253,088	1.7%
Revenues from funds Gopher manages:
One-time commissions	294,984	240,808	34,590	(18.4%)
Recurring service fees	1,182,693	1,320,773	189,717	11.7%
Performance-based income	100,533	89,648	12,877	(10.8%)
Total revenues from funds Gopher manages	1,578,210	1,651,229	237,184	4.6%
Total revenues	3,310,062	3,413,176	490,272	3.1%
Less: VAT related surcharges	(20,454)	(21,364)	(3,069)	4.4%
Net revenues	3,289,608	3,391,812	487,203	3.1%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(633,599)	(625,044)	(89,782)	(1.4%)
Others	(930,593)	(985,726)	(141,591)	5.9%
Total compensation and benefits	(1,564,192)	(1,610,770)	(231,373)	3.0%
Selling expenses	(412,720)	(331,346)	(47,595)	(19.7%)
General and administrative expenses	(279,387)	(427,215)	(61,366)	52.9%
Other operating expenses	(169,368)	(196,793)	(28,268)	16.2%
Government grants	62,583	89,278	12,824	42.7%
Total operating costs and expenses	(2,363,084)	(2,476,846)	(355,778)	4.8%
Income from operations	926,524	914,966	131,425	(1.2%)
Other income (expense):
Interest income	69,841	89,099	12,798	27.6%
Interest expenses	(10,028)	(430)	(62)	(95.7%)
Investment income (loss)	48,616	(28,620)	(4,111)	N.A.
Other expense	(23,356)	(7,040)	(1,011)	(69.9%)
Total other income (expense)	85,073	53,009	7,614	(37.7%)
Income before taxes and income from equity in affiliates	1,011,597	967,975	139,039	(4.3%)
Income tax expense	(222,320)	(220,025)	(31,605)	(1.0%)
Income from equity in affiliates	14,469	115,809	16,635	700.4%
Net income	803,746	863,759	124,069	7.5%
Less: net (loss) income attributable to non-controlling interests	(7,551)	34,608	4,971	N.A.
Net income attributable to Noah shareholders	811,297	829,151	119,098	2.2%

Income per ADS, basic	13.85	13.56	1.95	(2.1%)
Income per ADS, diluted	13.33	13.42	1.93	0.7%
Margin analysis:
Operating margin	28.2%	27.0%	27.0%
Net margin	24.4%	25.5%	25.5%
Weighted average ADS equivalent[1]:
Basic	58,576,802	61,160,362	61,160,362
Diluted	61,421,080	61,848,191	61,848,191
ADS equivalent outstanding at end of period	60,129,547	61,599,313	61,599,313

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2018	2019	2019	Change
	RMB’000	RMB’000	USD’000
Net income	151,366	117,927	16,939	(22.1%)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	7,357	(81,693)	(11,734)	N.A.
Fair value fluctuation of available for sale Investment (after tax)	(47)	7	1	N.A.
Comprehensive income	158,676	36,241	5,206	(77.2%)
Less: Comprehensive income (loss) attributable to non-controlling interests	(4,260)	15,090	2,168	N.A.
Comprehensive income attributable to Noah shareholders	162,936	21,151	3,038	(87.0%)

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2018	2019	2019	Change
	RMB’000	RMB’000	USD’000
Net income	803,746	863,759	124,069	7.5%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	75,752	61,601	8,848	(18.7%)
Fair value fluctuation of available for sale Investment (after tax)	(1,429)	(797)	(114)	(44.2%)
Comprehensive income	878,069	924,563	132,803	5.3%
Less: Comprehensive income (loss) attributable to non-controlling interests	(7,638)	34,558	4,964	N.A.
Comprehensive income attributable to Noah shareholders	885,707	890,005	127,839	0.5%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2018	December 31, 2019	Change
Number of registered clients	260,285	293,760	12.9%
Number of relationship managers	1,583	1,288	(18.6%)
Number of cities in mainland China under coverage	83	82	(1.2%)

	Three months ended
	December 31, 2018	December 31, 2019	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,717	4,512	(4.3%)
Transaction value:
Credit products	20,224	948	(95.3%)
Private equity products	2,999	1,811	(39.6%)
Public securities products	1,426	9,708	580.8%
Other products	521	703	34.9%
Total transaction value	25,170	13,170	(47.7%)
Average transaction value per active client	5.34	2.92	(45.3%)

	Twelve months ended
	December 31, 2018	December 31, 2019	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	13,628	14,538	6.7%
Transaction value:
Credit products	75,498	34,316	(54.5%)
Private equity products	18,864	14,279	(24.3%)
Public securities products	13,605	26,378	93.9%
Other products	2,062	3,551	72.2%
Total transaction value	110,029	78,524	(28.6%)
Average transaction value per active client	8.07	5.40	(33.1%)

Noah Holdings Limited

Segment Condensed Income Statements

 (unaudited)

	Three months ended December 31, 2019
	Wealth Management Business	Asset Management Business	Lending and other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Revenues:
Revenues from others
One-time commissions	149,806	688	—	150,494
Recurring service fees	124,872	979	—	125,851
Performance-based income	15,909	—	—	15,909
Other service fees	47,594	718	57,379	105,691
Total revenues from others	338,181	2,385	57,379	397,945
Revenues from funds Gopher manages
One-time commissions	9,344	1,315	—	10,659
Recurring service fees	183,119	159,539	—	342,658
Performance-based income	—	41,981	—	41,981
Total revenues from funds Gopher manages	192,463	202,835	—	395,298
Total revenues	530,644	205,220	57,379	793,243
Less: VAT related surcharges	(2,707)	(1,098)	(1,095)	(4,900)
Net revenues	527,937	204,122	56,284	788,343
Operating costs and expenses:
Compensation and benefits
Relationship managers	(133,306)	—	—	(133,306)
Others	(143,475)	(75,072)	(22,261)	(240,808)
Total compensation and benefits	(276,781)	(75,072)	(22,261)	(374,114)
Selling expenses	(64,026)	(9,099)	(4,616)	(77,741)
General and administrative expenses	(138,538)	(28,650)	(12,824)	(180,012)
Other operating expenses	(22,676)	(3,190)	(16,198)	(42,064)
Government grants	8,925	2,870	67	11,862
Total operating costs and expenses	(493,096)	(113,141)	(55,832)	(662,069)
Income from operations	34,841	90,981	452	126,274

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2018
	Wealth Management Business	Asset Management Business	Lending and other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	173,415	399	—	173,814
Recurring service fees	139,996	2,439	—	142,435
Performance-based income	147	—	—	147
Other service fees	39,831	1,028	85,353	126,212
Total revenues from others	353,389	3,866	85,353	442,608
Revenues from funds Gopher manages
One-time commissions	69,018	80	—	69,098
Recurring service fees	159,812	146,125	—	305,937
Performance-based income	—	10,861	—	10,861
Total revenues from funds Gopher manages	228,830	157,066	—	385,896
Total revenues	582,219	160,932	85,353	828,504
Less: VAT related surcharges	(3,751)	(730)	(1,920)	(6,401)
Net revenues	578,468	160,202	83,433	822,103
Operating costs and expenses:
Compensation and benefits
Relationship managers	(162,215)	—	(423)	(162,638)
Others	(152,045)	(84,132)	(29,300)	(265,477)
Total compensation and benefits	(314,260)	(84,132)	(29,723)	(428,115)
Selling expenses	(91,429)	(7,278)	(6,058)	(104,765)
General and administrative expenses	(52,444)	(27,838)	(14,656)	(94,938)
Other operating expenses	(15,241)	(1,722)	(34,747)	(51,710)
Government grants	13,300	2,090	1,755	17,145
Total operating costs and expenses	(460,074)	(118,880)	(83,429)	(662,383)
Income from operations	118,394	41,322	4	159,720

Noah Holdings Limited

Segment Condensed Income Statements

 (unaudited)

	Twelve months ended December 31, 2019
	Wealth Management Business	Asset Management Business	Lending and other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	688,652	2,208	—	690,860
Recurring service fees	520,013	4,679	—	524,692
Performance-based income	23,333	104	—	23,437
Other service fees	222,912	4,274	295,772	522,958
Total revenues from others	1,454,910	11,265	295,772	1,761,947
Revenues from funds Gopher manages
One-time commissions	239,409	1,399	—	240,808
Recurring service fees	635,437	685,336	—	1,320,773
Performance-based income	97	89,551	—	89,648
Total revenues from funds Gopher manages	874,943	776,286	—	1,651,229
Total revenues	2,329,853	787,551	295,772	3,413,176
Less: VAT related surcharges	(10,574)	(3,971)	(6,819)	(21,364)
Net revenues	2,319,279	783,580	288,953	3,391,812
Operating costs and expenses:
Compensation and benefits
Relationship managers	(625,044)	—	—	(625,044)
Others	(607,336)	(279,895)	(98,495)	(985,726)
Total compensation and benefits	(1,232,380)	(279,895)	(98,495)	(1,610,770)
Selling expenses	(287,541)	(26,661)	(17,144)	(331,346)
General and administrative expenses	(316,480)	(75,605)	(35,130)	(427,215)
Other operating expenses	(103,846)	(25,978)	(66,969)	(196,793)
Government grants	58,704	15,878	14,696	89,278
Total operating costs and expenses	(1,881,543)	(392,261)	(203,042)	(2,476,846)
Income from operations	437,736	391,319	85,911	914,966

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Twelve months ended December 31, 2018
	Wealth Management Business	Asset Management Business	Lending and other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	731,424	1,585	—	733,009
Recurring service fees	571,782	22,074	—	593,856
Performance-based income	42,570	531	—	43,101
Other service fees	113,570	8,225	240,091	361,886
Total revenues from others	1,459,346	32,415	240,091	1,731,852
Revenues from funds Gopher manages
One-time commissions	292,899	2,085	—	294,984
Recurring service fees	564,228	618,465	—	1,182,693
Performance-based income	1,739	98,794	—	100,533
Total revenues from funds Gopher manages	858,866	719,344	—	1,578,210
Total revenues	2,318,212	751,759	240,091	3,310,062
Less: VAT related surcharges	(12,206)	(3,228)	(5,020)	(20,454)
Net revenues	2,306,006	748,531	235,071	3,289,608
Operating costs and expenses:
Compensation and benefits
Relationship managers	(631,234)	—	(2,365)	(633,599)
Others	(534,516)	(273,098)	(122,979)	(930,593)
Total compensation and benefits	(1,165,750)	(273,098)	(125,344)	(1,564,192)
Selling expenses	(367,589)	(22,200)	(22,931)	(412,720)
General and administrative expenses	(164,802)	(80,873)	(33,712)	(279,387)
Other operating expenses	(54,291)	(25,310)	(89,767)	(169,368)
Government grants	53,620	6,148	2,815	62,583
Total operating costs and expenses	(1,698,812)	(395,333)	(268,939)	(2,363,084)
Income (loss) from operations	607,194	353,198	(33,868)	926,524

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended December 31, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	324,935	173,100	57,379	555,414
Hong Kong	135,164	28,480	—	163,644
Others	70,545	3,640	—	74,185
Total revenues	530,644	205,220	57,379	793,243

	Three months ended December 31, 2018
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	400,499	118,267	85,353	604,119
Hong Kong	180,042	42,033	—	222,075
Others	1,678	632	—	2,310
Total revenues	582,219	160,932	85,353	828,504

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Twelve months ended December 31, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	1,494,742	676,837	295,772	2,467,351
Hong Kong	633,168	99,957	—	733,125
Others	201,943	10,757	—	212,700
Total revenues	2,329,853	787,551	295,772	3,413,176

	Twelve months ended December 31, 2018
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	1,750,754	565,137	240,091	2,555,982
Hong Kong	565,061	185,990	—	751,051
Others	2,397	632	—	3,029
Total revenues	2,318,212	751,759	240,091	3,310,062

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)6

	Three months ended
	December 31,	December 31,
	2018	2019	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	155,639	102,793	(34.0%)
Adjustment for share-based compensation	34,174	20,977	(38.6%)
Less: gains (loss) from fair value changes of equity securities (unrealized)	(4,596)	2,158	N.A.
Add: gains from sales of equity securities	12,011	—	N.A.
Less: tax effect of adjustments	(16,730)	5,095	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	223,150	116,517	(47.8%)

Net margin attributable to Noah shareholders	18.9%	13.0%
Non-GAAP net margin attributable to Noah shareholders	27.1%	14.8%

Net income attributable to Noah shareholders per ADS, diluted	2.54	1.66	(34.6%)
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	3.64	1.88	(48.4%)

6    Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of tax impact, if any.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31	December 31
	2018	2019	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	811,297	829,151	2.2%
Adjustment for share-based compensation	112,763	94,897	(15.8%)
Less: (gains) loss from fair value changes of equity securities (unrealized)	(39,557)	15,628	N.A.
Add: gains from sales of equity securities	45,240	149,652	230.8%
Less: tax effect of adjustments	(1,966)	19,845	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	1,010,823	1,038,227	2.7%

Net margin attributable to Noah shareholders	24.7%	24.4%
Non-GAAP net margin attributable to Noah shareholders	30.7%	30.6%

Net income attributable to Noah shareholders per ADS, diluted	13.33	13.42	0.7%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	16.58	16.80	1.3%